May 7, 2025

Chun Kwok Stanley Ting
Chief Executive Officer
JM Group Ltd
Unit 812, 8/F, Harbour Center Tower 1
1 Hok Cheung Street, Hung Hom, Kowloon
Hong Kong

       Re: JM Group Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 10, 2025
           CIK No. 0002049717
Dear Chun Kwok Stanley Ting:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. Please revise your disclosure to state that your holding company corporate structure involves a unique risk to investors. Further, please acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of the
 May 7, 2025
Page 2

       such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please refer to the paragraph discussing recent dividends. Please revise to provide a cross-reference to the company's consolidated financial statements.
3. Please amend your disclosure on the prospectus cover page and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, please provide cross-references to these other discussions.
Prospectus Summary, page 1

4. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiary, summarize the policies on your prospectus cover page and in the prospectus summary, and disclose the source of
       such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the prospectus cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the prospectus cover page to the discussion of this issue in the prospectus summary.
Business Overview
Our Supplying Manufacturers, page 2

5. Please revise your disclosure here and elsewhere as appropriate to make clear that you have not entered into written contacts with your supplying manufacturers upon which your business is dependent. Additionally, please briefly expand your discussion of these relationships to provide detail regarding what terms (e.g., duration) are understood to be in place with your major supplying manufacturers, if any. We note your risk factor beginning "We have a limited number of supplying manufacturers..."
       on page 25, including the statement that the manufacturers have "flexibility terminating" the business relationship without advanced notice. Corporate History and Holding Company Structure, page 11

6. Please revise your corporate structure diagram here and on page 60 to include Mr.
       Ting, your founder and CEO, including pre- and post-offering holdings and voting power, respectively, as well as any additional minority shareholders, including public shareholders.
Transfers of Cash to and from Our Subsidiary, page 12

7. Please revise the US$ translation of the HKD9,000,000 dividend paid to Mr. Ting on
       October 31, 2022. Please also revise the same translation on pages 48 and 57.
8. Please revise your disclosure to state whether you have made any transfers or distributions to date between the holding company and your subsidiary, or to
 May 7, 2025
Page 3

       investors, and quantify the amounts were applicable. We note your disclosure regarding dividends paid as well as your statement that no other dividends have been declare or paid by JM Group.
Implications of Being a Controlled Company, page 15

9. Please revise your disclosure to provide an accurate cross-reference to your risk factor discussion regarding your status as a controlled company and decision whether to rely on this exemption under the rules of the Nasdaq Capital Market. Revise your disclosure here to state whether you intend to take advantage of the related exemptions and the nature of the available exemptions. Additionally, please revise your Risk Factors section as appropriate to provide a concise discussion of the associated risks, including to discuss the risks to shareholders that arise from this control, for example, if true, the anti-takeover effects of this ownership and that these stockholders will have the ability to determine all matters requiring approval by stockholders.
Summary Consolidated Financial and Operating Data, page 18

10. Many amounts in the tables on pages 18-20 for both years ended September 30, 2023 and 2024 do not agree with the amounts disclosed in the financial statements on pages
       F-4, F-5 and F-7. Please revise accordingly.
11. It appears there are formatting issues with the Summary Consolidated Balance Sheets and Summary Consolidated Statements of Cash Flows and that amounts are being shown on incorrect lines. For instance, on the balance sheet, other non-current assets at September 30, 2023 should be HKD58,960 and total non-current assets should be HKD2,466,162. Please revise accordingly.
Risk Factors, page 21

12. Please revise to add a risk factor discussing recent changes in worldwide tariffs on imports and exports and how such changes (including any trade barriers or tensions)
       have or will impact the company   s business and operations. Discuss
whether you have
       or expect to lose customers, encounter decreased sales or revenues or increased costs due to tariffs, trade barriers, or trade tensions among countries. Please also discuss whether your products are sensitive to changes in tariffs or any other trade barriers or tensions. Lastly, if applicable, please revise the MD&A section to discuss any known trends or uncertainties that have had or that are reasonably likely to have a material
       favorable or unfavorable impact on the company   s operating results or
financial
       condition.
Risks Related to Our Business
Our working capital deficiency raises substantial doubt regarding our ability to continue as a going concern., page 21

13. We note your reporting currency is Hong Kong dollars and you present translations of amounts in the financial statements and in other certain disclosures from HKD into
       US$ as of and for the year ended September 30, 2024 solely for the convenience of the reader. Please revise the disclosure of the working capital deficit as of September
       30, 2024 to present the amount in the company's reporting currency.
 May 7, 2025
Page 4

Risks Related to Our Business
We have a substantial customer concentration..., page 24

14. Please revise your disclosure to make clear whether you have written agreements in place with regard to your vendor agreements with Major Customer 1 and Major
       Customer 2. Please revise to briefly expand your discussion of the key terms of these agreements (e.g., duration). We note that with regard to Major Customer 1, either party may terminate the agreement at will. Additionally, that your relationship with Major Customer 2 does not include a long-term contractual arrangement but rather you are engaged in "order-by-order transactions." However, we also note your risk factor discussion here describing how you derive a significant portion of your revenues from a few customers. Consider filing your applicable vendor agreement(s) under Item 601(b)(10) of Regulation S-K.
Risks Related to Doing Business in Hong Kong
"All of JM Manufacturing HK's operations are in Hong Kong...", page 35

15. Please revise your risk factor caption and disclosure here and in your Summary of
       Risk Factors to state that the government of mainland China may exercise significant oversight and "control" over offerings that are conducted overseas, rather than that the government may exercise oversight and "discretion."
Capitalization, page 58

16. Your disclosure of 1,000 Ordinary Shares issued and 49,000 outstanding as of
       September 30, 2023 and 2024, respectively, in the capitalization table does not appear to be consistent with your disclosure in the balance sheets on page F-4. Please revise to reconcile the difference.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 73

17.    We note revenue increased from HKD119,097,976 for the year ended
September 30,
       2023 to HKD221,238,043 for the year ended September 30, 2024, but you also disclose, "this decline was primarily due to a significant decrease in one-off sales of automotive batteries." Please revise your disclosure to provide quantified explanations for the increase in revenue. In your disclosure, please quantify and analyze all material factors attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 4(a) of Form F-1,
Item 5 of
       Form 20-F, and SEC Interpretive Release No. 33-8350.
Selling, general and administrative expenses, page 74

18. Please provide quantified explanations for the decrease in selling, general and administrative expenses and describe how the changes relate to the significant increase in revenue. In this regard, we note the main category increase was in selling and marketing, but that change was primarily caused by inspection fees. Please also expand your results of operations discussion to provide quantified explanations for the
 May 7, 2025
Page 5

       material changes in interest expense, net, other income, bank charge, and other expense. Refer to Item 4(a) of Form F-1, Item 5 of Form 20-F, and SEC Interpretive
       Release No. 33-8350.
Auditor's remuneration, page 75

19. We note your disclosure that audit fees decreased from 2023 to 2024 due to a decrease in incurred audit fees in preparation for going public. Please further explain why the registration statement process would result in decreased audit fees. Income (losses) from operations, page 75

20.    It appears the amounts discussed in this paragraph refer to Income
(Loss) before
       Income Tax Provision, and not Income (Loss) from Operations. Additionally, you disclosed, "this decrease was primarily due to reduced sales demand, while operating expenses remained constant," which is not consistent with the amounts presented.
       Please revise accordingly.
Liquidity and Capital Resources
Cash Flows, page 78

21. Please revise the amounts of net cash generated in operating activities and cash flow used in financing activities for the year ended September 30, 2024 disclosed in the narrative discussions on page 79 to be consistent with the amounts presented in the table on page 78.
Business
Sales and Marketing, page 87

22. Please revise your disclosure to briefly expand your discussion of your relationship with your third-party sales representatives. For example, but not limited to, please state whether you enter into any contractual arrangements with these individuals or contracting agencies. For context, please clarify the number of these representatives you use to conduct sales and provide a brief statement as to why you engage these parties rather than all sales and customer base development through your merchandising or other in-company parties.
Sports and outdoors sector, page 93

23. Please revise your disclosure here to provide brief additional detail regarding the various market research and industry reports referred to in your Business section and elsewhere throughout your registration statement as applicable. For example, please provide the date of publication or other information necessary to clearly identify the date of the respective reports disclosed here (e.g., Verified Market Research, Wise
       Guys Report and IMAC).
Compensation
Compensation of Executive Officers, page 107

24. We note that you have entered into an employment agreement, the Operative
       Employment Agreement, with your Chief Financial Officer Nominee and intend to enter into employment agreements with your CEO, Mr. Ting, and your director and
 May 7, 2025
Page 6

       general counsel, Ms. Ting. We also note your intent to file an Ex. 10.1 Form of
       Employment Agreement. Please revise your disclosure to both make clear whether these agreements are similar and accurately reflected in the planned Ex. 10.1.
       Alternatively, please file any agreements, including the Operative Employment
       Agreement, as an exhibit or tell us why you believe you are not required to do so.
       Refer to Items 601(b)(10)(ii) and (iii) of Regulation S-K.
Consolidated Statements of Cash Flows, page F-7

25. Please tell us your basis for classifying the additional capital contribution from shareholders as an investing activity as opposed to a financing activity. Refer to ASC
       230-10-45-14.
26. You present HKD1,562,640 repayment of amount due to related party under financing activities for the year ended September 30, 2024. This presentation appears to be inconsistent with your disclosure on page F-25 that the company entered into a debt waiver agreement with Mr. Ting for the waiver of debt totaling HKD1,568,646 by Mr.
       Ting. Please revise to reconcile the difference.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies and Practices
Factoring liability, page F-11

27. Please tell us your basis for reporting the cash flows attributable to the sale of receivables to third parties in cash flows from operating activities when you account for the factoring arrangement as a secured borrowing. Refer to ASC 230-10-45-14.
Recently issued accounting pronouncements, page F-17

28. It appears that you have adopted ASU 2023-07 guidance, please tell us your consideration for disclosing the information required in ASC 280-10-50-20 through
       50-31.
Note 15 - Taxes, page F-23

29. Please disclose your income tax benefit computed at statutory rate for the year ended
       September 30, 2023 in the Hong Kong statutory rats reconciliation table presented on page F-24.
General

30. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 May 7, 2025
Page 7

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Zhuoyao (Joy) Hui